UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2020

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

On March 24, 2020, Celyad SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No.  333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on March 24, 2020

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced its consolidated financial results for fiscal year 2019 ended December 31, 2019 and provided a business update.

“This is an exciting time for us as we advance Celyad as an innovative leader in the industry which is focused on developing CAR-T therapies for cancer patients. The progress we made throughout 2019 positions Celyad with a balanced pipeline of clinical and preclinical CAR-T candidates as we enter the new decade with several milestones on the horizon,” commented Filippo Petti, Chief Executive Officer of Celyad. “We now have two autologous clinical CAR-T candidates in development for the treatment of r/r AML and MDS and a portfolio of promising allogeneic CAR-T candidates, led by CYAD-101, for the treatment of mCRC. We look forward to providing key updates on our clinical progress throughout 2020. Over the past year, we also progressed our shRNA platform for next-generation CAR-T candidates, including our preclinical allogeneic BCMA-targeted candidate, CYAD-211. I am extremely proud of our team’s achievements over the past twelve months and look forward to a productive 2020.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: March 25, 2020	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer